Exhibit 2.2

March 23, 2006

General Motors Acceptance Corporation

200 Renaissance Center

P.O. Box 200

Detroit, Michigan 48265-2000

Attention: Richard V. Kent, Esq.

Telecopy: (313) 665-6124

GMAC Mortgage Group, Inc.
200 Renaissance Center
P.O. Box 200

Detroit, Michigan 48265-2000
Attention: Corporate Secretary
Telecopy: (313) 665-6308

GMAC Commercial Holding Corp.
200 Witmer Road
Horsham, Pennsylvania 19044
Attention: Maria Corpora, Esq.
Telecopy: (215) 328-3774

Re:

Amended and Restated Stock Purchase Agreement dated as of August 2, 2005 (the “Agreement”), by and among General Motors Acceptance Corporation (“Parent”), GMAC Mortgage Group, Inc. (“Seller”), GMAC Commercial Holding Corp. (the “Company”) and GMACCH Investor LLC (“Investor”)

Ladies and Gentlemen:

Reference is made to the Agreement, as defined above.  Terms used herein and not otherwise defined herein have the meanings set forth in the Agreement.

1.                                      Amendments to Agreement.  The parties hereby agree to amend the Agreement as follows:

(a)                                 The definition of “Stockholders Agreement” contained in Section 1.1 of the Agreement is hereby amended to read in its entirety as follows:

““Stockholders Agreement” shall mean a stockholders agreement by and among Seller, the Company, Investor and any other stockholder party to such agreement, substantially in the form of Exhibit B attached hereto.”

(b)                                Section 6. l(b)(ii)(Q) of the Agreement is hereby amended to read in its entirety as follows:

“(Q) incur any Indebtedness for borrowed money other than:

Indebtedness entered into in the ordinary course of business that have maturity dates of ninety (90) days or less or can be prepaid without premium or penalty;

provided, however, that the Company and the GMACCH Consolidated Subsidiaries will not incur (i) Indebtedness that would cause the Company’s aggregate consolidated indebtedness for borrowed money required to be repaid at Closing (excluding Indebtedness to be refinanced from sources other than the Debt Financing) to exceed $10,000,000,000.00 or (ii) Indebtedness that would cause the Company’s aggregate consolidated amount of secured Indebtedness (1) outstanding immediately prior to Closing and (2) not being repaid at Closing (including that which is rolled over after Closing) to exceed $2,000,000,000.00;”

(c)                                Section 9.2(b) of the Agreement is hereby amended to read in its entirety as follows:

“(b)                             General Liability Basket.  Parent and Seller shall not have any liability under Section 9.2(a)(i) (except in the case of Investor Losses arising from a breach of the representations and warranties contained in Sections 5.1(a), 5.1(d), 5.2(b), 5.2(w) or 5.2(ff) or Section 5.2(v) (to the extent it relates to Plans other than Company Plans), which shall be excluded from the provisions of this Section 9.2(b) for all purposes), unless the aggregate of all Investor Losses relating thereto for which Parent and Seller would, but for this Section 9.2(b), be liable (excluding any Investor Losses relating to breaches of any representation or warranty contained in Section 5.2(s) or any certificate relating thereto, which shall be governed by Section 9.2(c)) exceeds on a cumulative basis an amount equal to $30,363,857 (the “Basket”), and then only to the extent of any such excess, provided that, only 78% of any Investor Losses suffered or incurred by the Company or any of its Subsidiaries, officers, directors, employees or agents shall be counted for purposes of applying the Basket.”

(d)                               Section 9.2(d) of the Agreement is hereby amended to read in its entirety as follows:

“(d)                             Liability Limitations.  Parent and Seller’s aggregate liability (except in the case of Investor Losses arising from a breach of the representations and warranties contained in Section 5.1(a), 5.1(d), 5.2(b), 5.2(r), 5.2(u), 5.2(v), 5.2(w) or 5.2(ff), which shall be excluded from the provisions of this Section 9.2(d) for all purposes) shall in no event exceed an amount equal to $759,096,426 (the “Cap”); provided that, only 78% of any indemnification payment made to the Company or any of its Subsidiaries, officers, directors, employees or agents in respect of any Investor Losses shall be counted for purposes of applying the Cap. For the avoidance of doubt, (i) no Loss shall be deemed to have been suffered or incurred as a result of any fact, circumstance, event, change, effect, practice, action, inaction or development that gives rise to a breach of any representation, warranty or covenant to the extent that the Loss related to such breach has been or will be recognized in the calculation of Adjusted December Shareholders Equity (e.g., a Loss that has been or will be set forth on the Adjusted December Balance Sheet, or recognized as an expense in any period prior to or ending on December 31, 2005, or that has been or will be recognized in the calculation of Adjusted December Shareholders Equity as a result of an Agreed Adjustment) (a “Compensated Breach”), and Seller and Parent shall have no obligation to indemnify or reimburse any Person with respect to any Compensated Breach, provided that the $225,000,000 that is deducted pursuant to the definition of December Shareholders Equity shall not be considered in determining whether a Loss is a Compensated Breach (i.e., no Loss shall he deemed a Compensated Breach by virtue of the $225,000,000 deduction), and (ii) any indemnity payments received pursuant to ARTICLE VII or Section 6.3(g) or as a result of a breach of representations in Sections 5.1(a), 5.1(d), 5.2(b), 5.2(r), 5.2(u), 5.2(v), 5.2(w) or 5.2(ff) shall not be included in determining whether all other Investor Losses indemnified hereunder exceed the Cap. The amount of any and all Investor Losses suffered or incurred by the Company under this ARTICLE IX shall be determined net of any insurance (other than self-insurance) under policies maintained prior to the Closing Date by or on behalf of any GMACCH Company or any member of the Parent Group. If any indemnified party recovers under any such policy as a result of a matter to which it has previously received indemnification under this Agreement, it shall promptly pay such recovery to the indemnifying party.”

(e)                                Section 9.9 of the Agreement is hereby amended to read in its entirety as follows:

“9.9                               Right of Off-Set/Set-Off.  Each Party expressly acknowledges and agrees that in the event that any Company Indemnified Party or Investor Indemnified Party has asserted one or more claims for indemnification against the Seller and/or Parent under Section 9.2 hereof (within the periods set forth in Section 9.6 hereof) and (ii) either (A) the liability of Parent or Seller for such claim has been agreed to in writing by Parent, or a court of competent jurisdiction has entered a final and nonappealable order holding Parent or Seller liable with respect thereto, or (B) Parent or Seller, as debtor, is subject to a voluntary or involuntary proceeding under any applicable bankruptcy law that has not been stayed or discharged within sixty (60) days of commencement, then the Investor Indemnified Parties will be entitled to set off the amount of any such agreed to or finally adjudicated Loss in the case of (ii)(A) above or the amount of such claimed Loss in the case of (ii)(B), and withhold such amount from, any payments due to Seller or any member of the Parent Group under this Agreement or any other Transaction Document, provided, that, in the case of (ii)(B) above, the foregoing right of offset shall not limit the right of Parent, Seller or any bankruptcy trustee or receiver to contest the indemnification claim.”

(f)                                  Section 9.1 of the Agreement is hereby amended by deleting the reference to “Section 9.1” in the first sentence thereof and replacing it with a reference to “Article IX.”

2.                                       Management Equity Investment. In connection with the investment by certain members of management of the GMACCH Companies (such investors, the “Management Equity Participants”), contemplated by Section 6.2(1) of the Agreement, the Parties agree that:

(a)                                Immediately prior to the Closing Date, the Company shall declare and pay a cash dividend to its shareholder in an amount equal to $69,097,159.41. For purposes of this letter agreement, the term “Management Equity Participants’ Allocable Transaction Expense Amount” shall mean an amount equal to $3,519,665.59 and the term “Transaction Expenses” shall mean an amount equal to $81,551,521.63.

(b)                               On the Closing Date, subject to the terms and conditions of the Agreement, the Seller shall sell, transfer and deliver to Investor, and Investor shall purchase from Seller, 780 shares of the Company’s Common Stock, and Investor shall pay to the Seller the Anticipated Purchase Price, as contemplated by the Agreement. The Anticipated Purchase Price and the Adjusted December Purchase Price shall each be reduced by an amount equal to 78% of the Dividend Amount.

(c)                                On the Closing Date, immediately following the Closing contemplated by clause (b) above but prior to the sale by the Company of Common Stock as contemplated by clause (d) below, the Company shall file Amended and Restated Articles of Incorporation of the Company substantially in the form of Annex A hereto (the “Amended Charter”) with the Secretary of State of Nevada, pursuant to which, among other things, (i) the authorized capital stock of the Company will be increased to 650,000,000 shares of Common Stock, par value $0.001 per share and 100,000,000 shares of preferred stock, $0.001 per share, (ii) each outstanding share of Common Stock will be split into 412,803.348 shares of Common Stock, and (iii) the Company’s name will be changed to Capmark Financial Group Inc.

(d)                               On the Closing Date, immediately following the filing of the Amended Charter, and in accordance with the terms and conditions of each of the Stock Option Agreements, Management Stockholder’s Agreements and Sale Participation Agreements between the Company and each of the Management Equity Participants, and any other instruments and documents contemplated by the foregoing, the Company shall issue and sell to the Management Equity Participants an aggregate of approximately 14,769,365 shares of Common Stock at a sales price of $5.00 per share for a total sale price of approximately $73,846,825.00 and shall grant stock options entitling the Management Equity Participants the right to purchase an aggregate of approximately 34,367,730 shares of Common Stock.

(e)                                On the Closing Date, the Investor shall contribute cash to the capital of the Company in an amount equal to the excess of (i) Transaction Expenses over (ii) the Management Equity Participants’ Allocable Transaction Expense Amount. The Company shall utilize such capital contribution to (i) reimburse the Investor for costs and expenses previously incurred in connection with the Agreement and the transactions contemplated thereby, or (ii) pay such costs and expenses directly to the obligees thereof, as instructed by the Investor.

3.                                     Preferred Stock.  The Parties agree that a Delaware statutory trust formed by the Company (the “Trust”) will issue trust preferred securities (the “Trust Preferred Securities”) in an aggregate liquidation amount of $250,000,000 to Parent at the Closing in exchange for intercompany debt held by Parent in an aggregate principal amount of $250,000,000. In connection with the issuance of the Trust Preferred Securities, the Company will issue junior subordinated debentures (the “Debentures”) in an aggregate principal amount of $250,001,000 to the Trust and will enter into certain other agreements related to the Trust Preferred Securities and the Debentures. The exchange of such intercompany debt for the Trust Preferred Securities shall be deemed to satisfy the Parent’s obligation to purchase Class B Preferred Stock pursuant to Section 6.1(g) of the Agreement, and (ii) the Debentures shall be deemed to be “Preferred Stock” for purposes of the definition of “Qualifying Creditor” contained in Section 1.1 of the Stockholders Agreement.

4.                                     By-laws. On the Closing Date, immediately following the filing of the Amended Charter, the Company shall adopt amended and restated By-laws substantially in the form of Annex B hereto.

5.                                     Release of Non-Financial Guarantees. Seller shall pay the fees and expenses relating to the release contemplated by Section 6.2(d) of the Agreement of each Non-Financial Guarantee (including, without limitation, the reasonable fees and expenses of outside counsel incurred in connection with such release and any fees or expenses charged by the beneficiary of any such Non-Financial Guarantee in connection with such release, but excluding any employee compensation costs or overhead costs incurred by the Company relating to efforts to obtain such releases).

6.                                     Review of Audited December Financial Data.  Notwithstanding anything in the contrary in Section 3.3 of the Agreement, the parties agree as follows:

(a)                                Investor shall have 60 days from the Closing to review the Audited December Financial Data and make any objections thereto pursuant to Section 3.3(d) of the Agreement.

(b)                               To the extent that Investor makes any objections to the Audited December Financial Data under Section 3.3(d) of the Agreement relating to proposed adjustments (including proposed adjustments that would not be material as that term applies to the Audited December Financial Data under the Applicable Accounting Principles), the final definitive statement of December Shareholders Equity delivered pursuant to Section 3.3(f) of the Agreement shall be adjusted to reflect the amount of any such proposed adjustments, to the extent that such adjustments are agreed to by Seller or resolved in Investor’s favor pursuant to the dispute resolution process set forth in Section 3.3(e) of the Agreement.

7.                                     Ratification and Confirmation.  Except as modified and amended by this letter agreement, all of the terms, covenants and conditions of the Agreement are hereby ratified and confirmed and shall continue to be and remain in full force and effect throughout the remainder of the term thereof.

8.                                     Counterparts.  This letter agreement may be executed in any number of and by different parties hereto on separate counterparts (including by means of telecopied signature pages), all of which, when so executed, shall be deemed an original, but all such counterparts shall constitute one and the same agreement.

9.                                     Governing Law.  This letter agreement shall be governed by and construed in accordance with the internal laws of the State of New York applicable to agreements made and to be performed entirely within such State, without regard to the conflicts of law principles of such State.

10.                               Jurisdiction: Waiver of Jury Trial.  Any Legal Proceeding against any Party hereto arising out of or relating to this letter agreement or any transaction contemplated hereby may be brought in any Federal or state court located in the state of New York, and each Party hereby submits to the exclusive jurisdiction of such courts for the purpose of any such Legal Proceeding. EACH OF INVESTOR, THE COMPANY, SELLER AND PARENT HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO (A) THIS LETTER AGREEMENT OR (B) THE TRANSACTIONS CONTEMPLATED HEREBY. This letter agreement shall be governed by and construed in accordance with the internal laws of the State of New York applicable to agreements made and to be performed entirely within such State, without regard to the conflicts of law principles of such State.

Please acknowledge your agreement with the foregoing by executing a counterpart of this letter agreement where indicated below and returning to the undersigned.

Sincerely,

GMACCH INVESTOR LLC

By: KKR ASSOCIATES MILLENNIUM FUND
L.P.,
its Member

By: KKR MILLENNIUM L.P.,
its General Partner

By: KKR MILLENNIUM GP LLC,
its General Partner

		By:	/s/ Scott C. Nuttall
Scott C. Nuttall
Member

Agreed:

GENERAL MOTORS ACCEPTANCE CORPORATION

By:	/s/ DC Walker
Name:	DC Walker
Title:	Group Vice President

GMAC MORTGAGE GROUP, INC.

By:	/s/ DC Walker
Name:	DC Walker
Title:	CFO

GMAC COMMERCIAL HOLDING CORP.

By:	/s/ Robert D. Feller
Name:	Robert D. Feller
Title:	Chief Executive Officer